Exhibit 99

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES
RECONCILIATION OF ADJUSTED EBITDA (Unaudited)
(dollars in thousands)

EBITDA and Adjusted EBITDA are not measures made in accordance with U.S. generally accepted accounting principles (“GAAP”), and as such, should not be considered a measure of financial performance or condition, liquidity, or profitability. It should not be considered an alternative to GAAP-based net income or income from operations or operating cash flows. Further, because not all companies use identical calculations, amounts reflected by Hillman as EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is included to satisfy a reporting obligation under our indenture. Adjusted EBITDA as presented herein does not include certain adjustments and pro forma run rate measures contemplated by our senior secured credit facilities and our indenture and may also include additional adjustments that were not applicable at the time of the offering of the senior notes governed by our indenture. Adjusted EBITDA is also one of the performance criteria for the Company's annual performance-based bonus plan. The reconciliation of Net Income (Loss) to Adjusted EBITDA is presented below.

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	June 30,	July 1,	June 30,	July 1,
	2018	2017	2018	2017
Net income (loss)	$(13,531)	$1,219	$(23,848)	$(5,465)
Income tax provision (benefit)	941	1,529	3,747	(4,221)
Interest expense, net	14,361	12,696	27,932	25,173
Interest expense on junior subordinated debentures	3,152	3,152	6,304	6,304
Investment income on trust common securities	(94)	(94)	(189)	(189)
Depreciation	9,535	9,455	18,477	18,173
Amortization	9,712	9,470	19,435	18,942
EBITDA	24,076	37,427	51,858	58,717

Stock compensation expense	505	955	992	1,553
Management fees	134	130	262	263
Acquisition and integration expense	2,368	—	2,462	—
Non-recurring legal fees	—	65	—	65
Restructuring and other costs (1)	3,667	657	6,513	4,268
Refinancing costs	8,542	—	8,542	—
Anti-dumping duties	—	1,796	(4,128)	2,146
Mark-to-market adjustment on interest rate swaps	(361)	(207)	(1,418)	(666)
Adjusted EBITDA	$38,931	$40,823	$65,083	$66,346

1.
Includes restructuring and other costs associated with the implementation of a new pricing program, restructuring our network of facilities in Canada, costs associated with relocating our distribution center in Dallas, TX, and start up costs for the hub facility located on the U.S. West Coast.